

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 3, 2021

Ryan M. Gilbert
President and Chief Executive Officer
FTAC Parnassus Acquisition Corp.
2929 Arch Street, Suite 1703
Philadelphia, PA 19104

> **Re: FTAC Parnassus Acquisition Corp.**
> **Registration Statement on Form S-1**
> **Filed February 8, 2021**
> **File No. 333-252821**

Dear Mr. Gilbert:

We have reviewed your registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Form S-1 filed February 8, 2021

General

1. We note your disclosure that Millennium has indicated an interest to purchase up to a specific amount of common stock in the offering. We also note your disclosure that Millennium may purchase more than the amount for which they indicated an interest in buying. So that investors will be able to understand the minimum amount of your shares that will enter the public market through sales to the public, as opposed to the existing stockholders, please disclose whether there is a ceiling on the amount that may be purchased by Millennium and quantify any ceiling. If not, please disclose the potential material impact on the public investors.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration.  Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Ruairi Regan at 202-551-3269 or Pam Howell at 202-551-3357 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc:     Mark E Rosenstein, Esq.